CONSENT OF MICHAEL P. SHEEHAN

In connection with the filing of the annual report on Form 20-F for the year ended December 31, 2014 (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name in the Annual Report.

Dated: September 16, 2015

“Michael P. Sheehan”
Michael P. Sheehan